FULLCAST www.fullcast.co.jp

December8, 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
Mail stop : 3-2

Re: Fullcast Co., Ltd. - 12g3-2(b) Exemption (FILE NO.82-34859)

Ladies and Gentleman:

In connection with the exemption of Fullcast Co., Ltd. a joint stock corporation incorporated under the laws of Japan, as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities Exchange Commission with the following information required by Rule 12g3-2(b):

1. Notification Concerning the Grant of Stock Option (filed on November22, 2005)

2. Brief Announcement of Consolidated Financial Results for the Fiscal Year Ending September 2005 (filed on November7, 2005)

3. Extraordinary Report (filed on November17, 2005) (In English summary translation)

4. Announcement of Personnel Changes at Fullcast Co., Ltd. (filed on October 24, 2005)

5. Large Shareholdings Report for the share of Fullcast Technology Co., Ltd. (filed on October 24, 2005) (In English summary translation)

6. Shifted large Shareholdings Report for the share of Asia Pacific System Research Co., Ltd. (filed on October 5, 2005) (In English summary translation)

7. Large Shareholdings Report for the share of Asia Pacific System Research Co., Ltd. (filed on October 4, 2005) (In English summary translation)

Dlw 12/19

SN-2005-8

FULLCAST Co.,LTD.
Shibuya Mark City's west building, 13th floor, 1-12-1, Dogenzaka, Shibuya-ku, Tokyo, 150-0043 Japan
IR : +81-3-3780-9507(Direct) FAX : +81-3-3780-9510
e-mail. IR@fullcast.co.jp

If you have any questions or requests for additional information, please contact Shingo Tsukahara of Fullcast Co., Ltd, Shibuya Mark City West Building 13th floor 1-12-1, Dogenzaka, Shibuya-ku Tokyo, 150-0043 Japan (Telephone +81-3-3780-9507, Facsimile +81-3-3780-9510)

Very truly yours,

Fullcast co., Ltd

Shingo Tsukahara

Shingo Tsukahara
Director

SN-2005-8

FULLCAST Co.,LTD.
Shibuya Mark City's west building, 13th floor, 1-12-1, Dogenzaka, Shibuya-ku, Tokyo, 150-0043 Japan
IR : +81-3-3780-9507 (Direct) FAX : +81-3-3780-9510
e-mail IR@fullcast.co.jp

November 22, 2005

Company name: Fullcast Co., Ltd.
President and CEO: Takehito Hirano
(Stock Code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
Contact: Yasushi Kamiguchi, Director and Corporate Executive Officer
General Manager, Business Administration Headquarters and General Manager, Group Strategy Dept.
Telephone: +81-3-3780-9507

To whom it may concern:

Notification Concerning the Grant of Stock Option

(Issuance of share acquisition rights pursuant to the provisions of Sections 20 and 21 of Article 280 of the Commercial Code of Japan)

This is to inform you that we decided in a meeting of the board of directors on November 21, 2005 to submit a bill to the 13th regular general meeting of shareholders of the Company slated for December 21, 2005 for issuing subscription rights as part of stock option for members of the board, auditors and employees of the Company and its subsidiaries as given below:

Details:

1. The reason for the needs to issue the subscription rights under particularly favorable conditions for those other than shareholders

   We will issue the subscription rights free of charge with the aim at improving business performances through enhancing the morale and enthusiasm of members of the board, auditors and employees of the Company and its subsidiaries even further.

2. The outline of the subscription rights

   (1) Those eligible for being allotted the subscription rights
   Members of the board, auditors and employees of the Company and its subsidiaries.

   (2) The type and number of stock for the subscription rights
   Maximum of 4,000 common shares of the Company (1.45% of the total number of shares outstanding). In the case the Company splits or consolidates its shares of common stock, the number of shares unused to exercise share acquisition rights shall be adjusted according to the following formula, whereby any fraction less than one (1) share shall be omitted.

   Adjusted number of shares = Pre-adjustment number of shares × Ratio of stock split (or consolidation)

   In addition, if the Company merges or consolidates with other corporation and these subscription rights are handed down, or if the Company divides the corporation, or swaps or transfer stocks; thereby becoming a complete parent company, it will adjust the number of stocks, which is deemed necessary.

   (3) Total number of the subscription rights
   The allotment will be up to 4,000. (The number of shares per subscription right is one (1). However, if the number of shares is adjusted as provided by the aforementioned (2), the same will be applied.)

   (4) The cost of issuing the subscription rights
   The subscription rights will be issued free of charge.

(5) Amount paid at the time of executing the subscription rights

To calculate the amount paid per subscription right, multiple the amount paid to be determined according to the following by the number of shares per subscription right provided by the aforementioned (3). The amount of paid per share will be calculated as follows: multiple an average of closing prices for regular transaction of common stocks in the Company in the month prior to the month in which the subscription rights are to be issued (except days when transactions are not made) on the Tokyo Stock Exchange by 1.03 (figures below one (1) yen are to be discarded). However, if the said amount falls short of the closing price on the day when the subscription rights are issued (if there is no closing price for the day, the closing price of the most immediate preceding day), the closing price of the day when they are issued will be applied.

If the Company issues new shares at a price that is lower than the market price (except cases of execution of the subscription rights), the paid-in amount per share shall be adjusted according to the following formula, and resultant figures under one (1) yen shall be rounded up to the nearest one (1) yen.

$$\text{Amount paid for new shares after adjustment} = \quad \times \frac{\text{Number of outstanding shares} + \dfrac{\text{Number of new shares issued} \times \text{Amount paid per share}}{\text{Market value per share}}}{\quad}$$

Moreover, when the Company implements stock split or reverse stock split, the amount paid would be adjusted according to the following formula and figures below one (1) yen resulting from such adjustment will be rounded up.

$$\text{Amount paid after adjustment} = \text{Amount paid before adjustment} \times \frac{1}{\text{Ratio of stock split/reverse stock split}}$$

Furthermore, if the Company merges or consolidates with other corporation after the date of issuance and these subscription rights are handed down, or if the Company divides the corporation, or swaps stocks with or transfer them to other corporation; thereby becoming a complete parent company, the amount paid which is deemed necessary will be adjusted.

(6) Term of executing the subscription rights

The term of executing the subscription rights will be determined by the board of directors, which is within the time period of five (5) years from the date of issuing the subscription rights.

(7) Terms and conditions for executing the subscription rights

- (a) Those subscription rights holders are required to be members of the board, auditors or employees of the Company and its subsidiaries at the time of executing the subscription rights.
- (b) However, the condition (a) above does not apply if they retire upon expiration of their term of office, or due to mandatory retirement age, or for any other good reason. The details have to be in compliance with the provisions given in the subscription rights allocation agreement described in the (d) below.
- (c) When a subscription rights holder dies, his/her heir would be able to execute the rights. This has to be in compliance with the provisions given in the subscription rights allocation agreement described in the (d) below.
- (d) Other terms and conditions have to be based upon resolutions by this general meeting of shareholders and the board of directors and in compliance with the subscription rights allocation agreement to be signed between the Company and the subscription rights holder.

(8) Reasons and conditions for eliminating the subscription rights

(a) When a subscription rights holder ceases to be eligible for executing the subscription rights, the Company will be able to eliminate the relevant subscription rights free of charge.

(b) When either a bill to approve a contract for merger in which the Company will becomes extinct, or a bill to approve a plan or contract for dividing the company in which the Company is divided, or a bill to approve a stock swap or transfer contract in which the Company becomes a complete subsidiary, is passed at the Company's general meeting of shareholders, the Company will be able to eliminate the subscription rights free of charge.

(9) Restrictions on the transfer of the subscription rights

Transferring the subscription rights will be subject to the approval by the board of directors.

Notes:

1. The aforementioned resolution is subject to the approval of the bill for the "Issuance of subscription rights as stock option" at the Company's 13th regular meeting of shareholders slated for December 21, 2005.
2. Concerning the issuance of share acquisition rights, which was resolved at the 11th annual meeting of shareholders held on December 19, 2003, it has been decided that 2,229 common shares of the Company shall be issued in a period from and including January 1, 2006 to December 30, 2008.

RECEIVED
2005 DEC 19 A 11:28
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

(Summary English Transaction)

Extraordinary Report

To Director of Kanto Local Finance Bureau

Date of filing:	November 17, 2005
Company Name:	Fullcast Co., Ltd.
Name of Representative:	Takehito Hirano
Location of Head Office:	2-6, Sakuragaoka-cho, Shibuya-ku, Tokyo (above is registered address of Head Office, we attend business at "liaison place to contact" practically)
Telephone:	03-3780-6010
Contact name:	Yasushi Kamiguchi, Director and Corporate Executive Officer General Manager, Business Administration Headquarters and General Manager, Group Strategy
Liaison place to contact:	1-12-1, Dogenzaka, Shibuya-ku, Tokyo
Telephone:	03-3780-6010
Contact name:	Yasushi Kamiguchi, Director and Corporate Executive Officer General Manager, Business Administration Headquarters and General Manager, Group Strategy
Place to open to public:	Tokyo Stock Exchange (2-1, Nihonbashi, kabuto-cho, Chuo-ku, Tokyo)

1. Reason for Filling

Fullcast Co., Ltd. (the Company) acquired specified subsidiary, we hereby submit this extraordinary report pursuant to paragraph 4, Article 24-5 of the Stock and Exchange Law, and paragraph 3, Article 19-2 of the Ministerial Ordinance Concerning Corporate disclosure, etc.

2. Matters to be reported

(1) Information of Special Subsidiary, company name, address, name of representative director, the amount of capital investment, and business contents

(i) Name of company: Asia Pacific System Research Co., Ltd.

(ii) Address: 3-37-10, Takada, Toshima-ku, Tokyo

(iii) Name of representative Director:

Kiyoshi Koba, Representative Director, President(*)

(iv) Capital: ¥ 2,367,160,000

(v) Contents of business: Information processing service

(*)Note: at the point of occurrence of the acquisition

(2) The number of voting rights of special subsidiary to be acquired and ratio per all shareholders before and after of acquisition

(i) The number of the Company's own voting rights

Before acquisition: ------- rights

After acquisition: 45,074 rights

(ii) Ratio to shareholders of voting rights

Before acquisition: ------- %

After acquisition: 51.22 %

(3) Reason and date of this acquisition

(i) Reason of the acquisition

Since Asia Pacific System Research Co., Ltd. would be a wholly owned subsidiary and it's capital become beyond 10% of the Company's capital by means of this acquisition.

(ii) Date of the acquisition

October 3, 2005

October 24, 2005

Company name: Fullcast Co., Ltd.
President and CEO: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
Contact: Yutaka Kubo, Director and Corporate Executive Officer, General Manager of Group Strategy Headquarters
Telephone: +81-3-3780-9507

To whom it may concern:

Announcement of Personnel Changes

This is to announce the following personnel changes effective as of October 28, 2005:

Details

New title	Name	Former title
Director	*Yutaka Kubo	Director and Corporate Executive Officer General Manager, Group Strategy Dept.
Director and Corporate Executive Officer General Manager, Business Administration Headquarters and General Manager, Group Strategy Dept.	Yasushi Kamiguchi	Director and Corporate Executive Officer General Manger, Business Administration Headquarters
General Manager, Branch Support Dept. and General Manager, General Affairs, Business Administration Dept.	Junichi Takahashi	General Manager, Branch Support Dept.

* The appointment of Yutaka Kubo as director is due to be approved by a general shareholders meeting of Asia Pacific System Research Co., Ltd. slated for October 28, 2005 and he is due to be appointed president and representative director in the company's board of directors meeting scheduled the same day.

###

RECEIVED
2005 DEC 19 A 11:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

(Summary English Transaction)

October 4, 2005

Large Shareholding Report

1. Matters concerning issuing company

Asia Pacific System Research Co., Ltd (listed on JASDAQ)

2. Matters concerning filing company

1. Filing company (which means large shareholders)

(1) Outline of filing company

Fullcast Co., Ltd.

(2) Objective of shareholding

To strengthen capital tie-up based on a comprehensive business alliance

(3) Number and items of shareholdings, etc. of above mentioned filing company

(i) Number of shareholdings

4,507,400 shares (51.22 %)*
*The total number of outstanding shares: 8,800,000 shares (as of October 3, 2005)

(ii) Items of shareholdings

Equity capital

(iii) Preceding reported ratio of shareholdings

None

(4) Acquisition or disposal conditions regarding the issuing shares by the issuing company concerned in currently 60 days

(i) Acquisition of 4,507,400 shares (October 3, 2005)

(5) Material contracts (secured agreements, etc.) regarding the shares concerned

None

(6) Breakdown of funds and debt of acquiring shareholdings, etc.

(i) Breakdown of funds of acquiring shareholdings, etc.

Own funds: ¥33,480,000

Debt: ¥3,000,000,000

Other funds: None

Breakdown of above other funds: Debt: None

Total amount of funds of acquiring shareholdings, etc.: ¥ 3,033,480,000

(ii) Breakdown of above mentioned debt of acquiring shareholdings, etc.

UFJ Bank: ¥1,000,000,000

Yokohama Bank: ¥1,000,000,000

Mizuho Bank: ¥1,000,000,000

3. <u>Matters concerning joint shareholders</u>

1. Joint shareholders

(1) Outline of joint shareholders

None

(2) Items of shareholdings, etc. of above mentioned joint shareholders

None

4. <u>Summary list regarding filing company and joint shareholders</u>

1. Filing company and joint shareholders

None

2. Items of shareholdings, etc. of above mentioned filing company and joint shareholdings, etc.

(1) Number of shareholdings, etc.

None

(2) Ratio of shareholdings

None

(Summary English Transaction)

October 5, 2005

Shifted Large Shareholding Report

1. Matters concerning issuing company

Asia Pacific System Research Co., Ltd (listed on JASDAQ)

2. Matters concerning filing company

1. Filing company (which means large shareholders)

(1) Outline of filing company

Fullcast Co., Ltd.

(2) Objective of shareholding

To reinforce the business infrastructure

(3) Number and items of shareholdings, etc. of above mentioned filing company

(i) Number of shareholdings

5,507,400shares (62.58 %)*
*The total number of outstanding shares: 8,800,000 shares (as of October 4, 2005)

(ii) Items of shareholdings

Equity capital

(iii) Preceding reported ratio of shareholdings

51.22 %

(4) Acquisition or disposal conditions regarding the issuing shares by the issuing company concerned in currently 60 days

(i) Acquisition of 4,507,400 shares (October 3, 2005)

(ii) Acquisition of 1,000,000 shares (October 4, 2005)

(5) Material contracts (secured agreements, etc.) regarding the shares concerned

None

(6) Breakdown of funds and debt of acquiring shareholdings, etc.

(i) Breakdown of funds of acquiring shareholdings, etc.

Own funds: ¥282,480,000

Debt: ¥4,000,000,000

Other funds: None

Breakdown of above other funds: Debt: None

Total amount of funds of acquiring shareholdings, etc.: ¥4,282,480,000

(ii) Breakdown of above mentioned debt of acquiring shareholdings, etc.

UFJ Bank: ¥2,000,000,000

Yokohama Bank: ¥1,000,000,000

Mizuho Bank: ¥1,000,000,000

3. Matters concerning joint shareholders

1. Joint shareholders

(1) Outline of joint shareholders

None

(2) Items of shareholdings, etc. of above mentioned joint shareholders

None

4. Summary list regarding filing company and joint shareholders

1. Filing company and joint shareholders

None

2. Items of shareholdings, etc. of above mentioned filing company and joint shareholdings, etc.

(1) Number of shareholdings, etc.

None

(2) Ratio of shareholdings

None

(Summary English Transaction)

October 24, 2005

Large Shareholding Report

1. <u>Matters concerning issuing company</u>

Fullcast Technology Co., Ltd (listed on JASDAQ)

2. <u>Matters concerning filing company</u>

1. Filing company (which means large shareholders)

(1) Outline of filing company

Fullcast Co., Ltd.

(2) Objective of shareholding

To hold long-term and steady

(3) Number and items of shareholdings, etc. of above mentioned filing company

(i) Number of shareholdings

9,716 shares (72.80 %)*
*The total number of outstanding shares: 13,346 shares (as of October 21, 2005)

(ii) Items of shareholdings

Equity capital

(iii) Preceding reported ratio of shareholdings

None

(4) Acquisition or disposal conditions regarding the issuing shares by the issuing company concerned in currently 60 days

None

(5) Material contracts (secured agreements, etc.) regarding the shares concerned

None

(6) Funds of acquiring shareholdings, etc.

(i) Breakdown of funds of acquiring shareholdings, etc.

Own funds: ¥534,100

Debt: None

Other funds: None

Breakdown of above other funds:

acquired 3,321 shares from stock split as of June 28, 2002

Total amount of funds of acquiring shareholdings, etc.: ¥534,100

(ii) Breakdown of above mentioned debt of acquiring shareholdings, etc.

None

3. <u>Matters concerning joint shareholders</u>

1. Joint shareholders

(1) Outline of joint shareholders

None

(2) Items of shareholdings, etc. of above mentioned joint shareholders

None

4. <u>Summary list regarding filing company and joint shareholders</u>

1. Filing company and joint shareholders

None

2. Items of shareholdings, etc. of above mentioned filing company and joint shareholdings, etc.

(1) Number of shareholdings, etc.

None

(2) Ratio of shareholdings

None